December 9, 2005


Mr. Kenneth H. Beer
Senior Vice President and Chief Financial Officer
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, LA 70508


	Re:	Stone Energy Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 9, 2005
File No. 001-12074
Response letter dated November 14, 2005
Form 8-K filed December 5, 2005


Dear Mr. Beer:

      We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. We note that you have not filed your third quarter interim report on Form 10-Q, which was due November 9, 2005. We wish to remind you of your financial reporting obligations under Rule 13a-13 of the Exchange Act.






Results of Operations, page 21

Reserves, page 22

2. We have read your response to prior comment 1, explaining that you believe no revision is necessary as a result of not following the guidance in SAB Topic 12(D)(3)(b), requiring hedge adjusted prices to be utilized in conducting ceiling tests under the full cost methodology, as the results would not have differed. We believe that your accounting policy disclosures should be revised to reflect an acceptable methodology.

Note 4 - Investment in Oil and Gas Properties, page F-14

3. We understand from your response to prior comment 4 that you have combined capitalized interest with the acquisition and exploration cost totals in your table of costs not subject to amortization. Under Rule 4-10(c)(7) of Regulation S-X, capitalized interest is a separate category of cost that should be presented in the required table.

Form 8-K filed December 5, 2005

4. We note your disclosure that the final report from Davis Polk & Wardwell (Davis Polk) identified several factors that contributed to the write-down of reserves, which led to the restatement of your financial statements for the years and each of the quarters in the years 2004, 2003, 2002, 2001, and the first and second quarter of 2005. Please explain to us how you intend to address the effects of the Davis Polk findings on your disclosure controls and procedures and internal controls over financial reporting previously evaluated and determined to be effective for the periods being restated.


Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2004

5. Regarding your response number 6 our comment may not have been clear. Please expand your disclosure in the 10-K report based on Instruction 3 of Item 102 of Regulation S-K. Item 102 requires disclosure of production, reserves, location, development and nature of your interest for your significant properties. Significant properties are leases or fields and not broad geographic areas such as the Rocky Mountains or Gulf of Mexico.

6. We note your prior response number 11 but reiterate that comment.

7. Regarding response number 13 tell us what properties the negative revisions of 19 BCF occurred and the specific nature of these revisions. Tell us if you are saying that this 19 BCF negative revision of 2% of your total reserves and a 6% reserve revision the prior year prompted this review of all of your reserves and the subsequent 25% reduction in overall reserves.

8. It appears from response 15 that all of the revisions were booked based on volumetric analysis. However, we note that proved producing reserves actually increased in your fall reserve review.
Therefore,
tell us the percent of revisions and where they were located that were due to the following:

* proved reserves booked that were below lowest known oil penetrated by a well;
* proved reserves booked that were in un-drilled fault blocks;
* proved reserves that were booked due to the use of invalid pricing;
* proved reserves that were booked more than one offset well from an economic well without significant technical support;
* proved reserves that were booked using obvious overstated volumetric parameters such as net feet, oil saturation, recovery factors, drainage areas and/or porosity;
* proved reserves that were added due to secondary recovery projects that did not have adequate technical support;
* proved producing reserves booked that are not performing as originally estimated;
* any other cause of improper booking of proved reserves.

9. For each of the last four years provide to us on a well-by-well basis your pre-drill reserve estimate and the estimated EUR for each subsequent year for wells drilled in the Gulf of Mexico.

10. Regarding response number 19, we note that numerous wells drilled
in 2005 have not yet been put on production.   Tell us, if after
testing and well log and core evaluations, you have reduced the reserves on these wells or if you anticipate additional reserve write downs from these wells after they go on production.

11. Provide us with a copy of the Davis Polk report.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director
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Mr. Kenneth H. Beer
Stone Energy Corporation
December 9, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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